UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2018

Commission File Number: 001-38375

SSLJ.COM LIMITED

23/F, Block 4, Oceanwide International SOHO Town,

Jianghan District, Wuhan, P.R.China 430000

Tel: +8627 83668638

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

Explanatory Note

SSLJ.com Limited (the “Company”) is furnishing this Amendment No. 1 to its Current Report on Form 6-K, originally furnished to the Securities and Exchange Commission on August 29, 2018 (the “Original 6-K”), solely to correct errors contained in the press release attached as Exhibit 99.1 to the Original 6-K. The press release inadvertently indicated that Warren Z. Wang, Ming Yi, and Hon Man Yun have been appointed to the board of directors of the Company, and that Jianbo Li has resigned as a member of the board of directors of the Company, when actually, Mr. Li has not resigned as a member of the board of directors of the Company, and Mr. Wang, Mr. Yi, and Mr. Yun have not been appointed to the board of directors of the Company. Instead, Mr. Hun Huang, Ms. Yingxue Wang, Ms. Sheve Li Tay, and Mr. Zijian Wu have been appointed to the board of directors of the Company.

On August 29, 2018, the Company issued an updated press release, which replaces in its entirety the prior press release, to provide for the corrections noted above.

Attached hereto as Exhibit 99.1 is an amended and restated copy of the Company’s press release regarding its change in board composition. This Exhibit 99.1 replaces in its entirety the Exhibit 99.1 attached to the Original Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DATE: August 29, 2018
SSLJ.COM LIMITED

	By:	/s/ Jianbao Li
Jianbao Li Chairman of the Board of Directors

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press Release